EXHIBIT 99.2
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                               PURCELL ENERGY LTD.

                               INSTRUMENT OF PROXY
                 FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         The undersigned shareholder of Purcell Energy Ltd. (the "Corporation") hereby appoints Jan M. Alston, President and Chief Executive Officer of the Corporation, or failing him, Bruce J. Murray, Chief Operating Officer of the Corporation, or instead of either of the foregoing, _______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting"), to be held on May 25, 2004 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

         Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. FOR [_] OR AGAINST [_] an ordinary resolution to fix the number of directors to be elected at the Meeting at six;

2. FOR [_] OR WITHHOLD FROM VOTING FOR [_] the election of directors as specified in the Information Circular - Proxy Statement of the Corporation dated April 8, 2004 (the "Information Circular - Proxy Statement");

3. FOR [_] OR WITHHOLD FROM VOTING FOR [_] the appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such;

4. FOR [_] OR AGAINST [_] a special resolution to amend the Articles of Incorporation of the Corporation as described in the Information Circular - Proxy Statement, the full text of which resolution is set forth in the Information Circular - Proxy Statement;

5. FOR [_] OR AGAINST [_] an ordinary resolution approving amendments to the stock option plan of the Corporation as described in the Information Circular - Proxy Statement, the full text of which resolution is set forth in the Information Circular - Proxy Statement;

6. at the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

         THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

         EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

         The undersigned hereby revokes any proxies heretofore given.

         Dated this ____ day of ________________, 2004.



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                                           (signature of shareholder)


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                                           (name of shareholder - please print)


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                                           (see over for notes)


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NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary, c/o Olympia Trust Company, Stock Transfer Services, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

5. If not dated, this proxy shall be deemed to bear the date on which it was mailed to shareholders by the Corporation.